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SEC MAIL PROCESSING SECTION RECEIVED FEB 2 3 2005 WASH. D.C. 185

SECUR ... ION

05036448

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ANNUAL AU... ORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65861

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLACK POINT PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 CUMMINGS CENTER, SUITE 321U
(No. and Street)

BEVERLY (City) MA (State) 01915 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES MANUEL (978) 524-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CHARLES MANUEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLACK POINT PARTNERS, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

C A Manuel
Signature

PRESIDENT
Title

Christie A Mayer
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACK POINT PARTNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

STEPHEN J. SUSSMAN

Certified Public Accountant

12 PARMENTER ROAD

LONDONDERRY, NH 03053

TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
Black Point Partners, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Black Point Partners, Inc., (the Company) as of December 31, 2004 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Black Point Partners, Inc., as of December 31, 2004, and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 15, 2005

BLACK POINT PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$ 199,992
Accounts receivable, net of allowance of $13,918	54,351
Prepaid expenses	2,463
Deposits	5,800
Furniture and equipment, at cost, less accumulated depreciation of $15,125	36,520
Total Assets	$ 299,126

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Accounts payable, accrued expenses, and other liabilities	$ 558
Total liabilities	558
SHAREHOLDERS' EQUITY:	
Common stock, $0.01 par value, 1,000 shares authorized, 500 issued and outstanding	5
Additional paid in capital	4,495
Retained earnings	294,068
Total shareholders' equity	298,568
Total liabilites and shareholders' equity	$ 299,126

The accompanying notes are an integral part of these financial statements.

BLACK POINT PARTNERS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Consulting income	$ 882,537
Private placement fees	195,000
Other income	17,987
Interest and dividends	699
Total revenue	$ 1,096,223
Expenses:	
Employee compensation and benefits	$ 395,329
Contract labor and professional fees	16,992
Communications and occupancy	35,809
Other operating expenses	176,964
Total expenses	$ 625,094
Net income	$ 471,129

The accompanying notes are an integral part of these financial statements.

BLACK POINT PARTNERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at January 1, 2004	$ 5	$ 4,495	$ 166,746	$ 171,246
Distributions			(343,807)	$ (343,807)
Net income			471,129	$ 471,129
Balance at December 31, 2004	$ 5	$ 4,495	$ 294,068	$ 298,568

The accompanying notes are an integral part of these financial statements.

BLACK POINT PARTNERS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net income	$ 471,129
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	8,455
Increase in accounts receivable	(49,243)
Decrease in prepaid expenses	1,932
Increase in deposits	(3,600)
Decrease in accounts payable, accrued expenses, and other liabilities	(855)
Total adjustments	(43,311)
Net cash provided by operating activities	427,818
Cash flows from investing activities:	
Purchase of furniture and equipment	(32,367)
Cash flows from financing activities:	
Distributions	(343,807)
Net increase in cash	51,644
Cash at beginning of the year	148,348
Cash at end of the year	$ 199,992
Supplemental cash flow disclosures:	
Interest payments	$ -
Income tax payments	$ 456

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

BLACK POINT PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized as a Massachusetts corporation on November 29, 2001, for the purpose of doing business as a broker-dealer in securities, and provider of financial services.

Revenue and Expenses

Consulting revenue and related expenses are recognized on the accrual basis.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2004 was $8,455.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- CONCENTRATION OF CREDIT RISK

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $99,992 at December 31, 2004.

NOTE 3- INCOME TAXES

The company is an S corporation for federal and state income tax purposes. Accordingly, income and losses flow directly to the shareholders, and taxes are paid at that level.

NOTE 4- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $199,434 at December 31, 2004, which exceeded required net capital of $5,000 by $194,434. The Ratio of aggregate indebtedness to net capital at December 31, 2004, was 0.28%.

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for office space and an automobile. Approximate future minimum lease payments of all non-cancelable operating leases for the next five years are as follows:

2005	$ 34,623
2006	32,030
2007	35,298
2008	35,298
2009	14,708
Total	$151,957

Rent expense for the office space for the fiscal year 2004 was $17,813. Total automobile lease payments for 2004 were $11,703.

BLACK POINT PARTNERS, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2004

SCHEDULE I

BLACK POINT PARTNERS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2004

AGGREGATE INDEBTEDNESS:	
Accounts payable, accrued expenses, and other liabilities	$ 558
TOTAL AGGREGATE INDEBTEDNESS	$ 558
NET CAPITAL:	
Common stock	$ 5
Additional paid in capital	4,495
Retained earnings	294,068
	298,568
ADJUSTMENTS TO NET CAPITAL:	
Prepaid expenses	(2,463)
Deposits	(5,800)
Furniture & equipment	(36,520)
Accounts receivable	(54,351)
Net capital, as defined	$ 199,434
MINIMUM NET CAPITAL REQUIREMENT	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 194,434
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL	0.28%

BLACK POINT PARTNERS, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 (X-17A-5) AT DECEMBER 31, 2004

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED December 31, 2004	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT December 31, 2004
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 325,636	$ (27,068)	$ 298,568
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	126,202	(27,068)	99,134
Haircuts on securities	-	-	-
Total deductions	126,202	(27,068)	99,134
Net capital	$ 199,434	$ (0)	$ 199,434

SCHEDULE II

BLACK POINT PARTNERS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 Of THE SECURITIES EXCHANGE ACT Of 1934

DECEMBER 31, 2004

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Black Point Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Black Point Partners, Inc., (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles general accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Black Point Partners, Inc. for the year ended December 31, 2004 and this report does not effect our report thereon dated February 15, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephen J Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 15, 2005